
June 29, 2020

Seah Chia Yee
Principal Financial Officer
Leader Hill Corp
Flat 1204 Block B
Mei Li Yuan
Hong Ling Middle Road
Luohu
Shenzen 518000 China

> **Re: Leader Hill Corp**
> **Form 10-K/A for Fiscal Year Ended November 30, 2019**
> **Filed January 17, 2020**
> **Form 10-K/A**
> **Filed January 23, 2020**
> **File No. 333-223712**

Dear Mr. Yee:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K/A for the Year Ended November 30, 2019

Item 9A. Controls and Procedures, page 14

1. Please file an amended Form 10-K that includes both assessments of Disclosure Controls and Procedures and Internal Control over Financial Reporting. You have only included management's assessment of Internal Control over Financial Reporting in your current document. As a related matter, please identify the specific version of the Committee of Sponsoring Organizations of the Treadway Commission, as updated standards were issued in 2013. Refer to Items 307 and 308 of Regulation S-K.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services